[redacted]

14005215

PE 12/24/2013

NO ACT

Received SEC

JAN 22 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-22-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated December 24, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 24, 2013 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 22, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 24, 2013

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Bank of America's 2014 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00170

December 24, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or focus on a few candidates. Under cumulative voting shareholders can withhold votes from poor-performing directors in order to cast multiple votes for other director candidates. This is an important protection for shareholders.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in the 2014 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2014 Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[1] The standard for determining

---

[1] Exchange Act Release No. 12999 (Nov. 22, 1976).

whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus."[2]

On June 12, 2013, the Company received a proposal from Ms. Evelyn Y. Davis (the "Davis Proposal," and together with the Proposal, the "Proposals"). *See* Exhibit B. The Davis Proposal states:

> RESOLVED: "That the stockholders of Bank of America, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

The Company received the Proposal on November 6, 2013. The Company intends to include the Davis Proposal in its 2014 Proxy Materials.

The principal thrust of both the Proposal and the Davis Proposal is clearly the same: to adopt cumulative voting in director elections. In fact, the two Proposals are substantially identical:

- *Both Proposals request that the Board take the necessary procedural steps to institute cumulative voting in the election of directors.* The Proposal states, "Shareholders recommend that our Board take the steps necessary to adopt cumulative voting." The Davis Proposal states, "That the stockholders of Bank of America, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors."

- *The Proposals define cumulative voting in the same manner.* The Proposal states, "Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected." The Davis Proposal states that cumulative voting "means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected."

- *Both Proposals make clear that under cumulative voting, stockholders may cast all their votes for one director or divide their votes among several directors.* The Proposal states

---

[2] *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

> that "a shareholder may cast all such cumulated votes for a single candidate or focus on a few candidates" and that "shareholders can withhold votes from poor-performing directors in order to cast multiple votes for other director candidates." The Davis Proposal states that a stockholder "may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

In *Comcast Corp.* (avail. Feb. 14, 2011), the Staff concurred that a proposal requesting that the board take the necessary steps to provide for cumulative voting in contested director elections was substantially duplicative of an earlier-received proposal requesting that the board take the necessary steps to provide for cumulative voting in director elections. The Proposal and the Davis Proposal are even more similar to each other than were the two cumulative voting proposals in *Comcast*. The *Comcast* proposals varied slightly in that while each sought cumulative voting, one would have limited it to contested elections. Conversely, neither the Proposal nor the Davis Proposal includes that limitation. Likewise, in previous years, the Staff has found proposals to be substantially duplicative when they asked for similar actions.[3] Because the Proposals are nearly identical in language and share the same principal thrust, the Proposal substantially duplicates the Davis Proposal and may be excluded from the 2014 Proxy Materials.

Stockholders would have to consider substantially the same matters if asked to vote on both the Proposal and the Davis Proposal because both proposals seek to instate cumulative voting in director elections. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[4] Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded from the 2014 Proxy Materials as it is substantially duplicative of the Davis Proposal.

---

[3] *See, e.g., McDonald's Corp.* (avail. Mar. 15, 2011) (concurring that a proposal to take the steps necessary to reorganize the board into one class with each director subject to election each year was substantially duplicative of an earlier-received proposal to take all necessary steps to eliminate the classification of the board and to require that all directors stand for election annually); *United Technologies Corp.* (avail. Jan. 19, 2006) (concurring that a proposal requesting the board to amend the bylaws to provide for majority voting was substantially duplicative of an earlier-received proposal that sought majority voting with the proviso that the number of nominees did not exceed the number of directors to be elected).

[4] Exchange Act Release No. 12999 (Nov. 22, 1976).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(11). As stated previously, the Company intends to include the Davis Proposal in its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Kenneth Steiner
John Chevedden

101628039.8

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 06, 2013 12:51 AM
To: Mareski, Brenda - Legal
Cc: Johnston, Erin L - Legal
Subject: Rule 14a-8 Proposal (BAC)``

Dear Ms. Mareski,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N. Tryon St
Charlotte NC 28255
Phone: 704 386-5681

Dear Mr. Holliday,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Lauren A. Mogensen
Corporate Secretary
Brenda Mareski <brenda.mareski@bankofamerica.com>
Erin L.C. Johnston <erin.johnston@bankofamerica.com>
FX: 704-409-0350
FX: 704-625-4378
FX: 980-386-1760
FX: 704-409-0119

[BAC: Rule 14a-8 Proposal, November 5, 2013]

Proposal 4* – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or focus on a few candidates. Under cumulative voting shareholders can withhold votes from poor-performing directors in order to cast multiple votes for other director candidates. This is an important protection for shareholders.

Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air two-times. It also received greater than 53%-support at General Motors in two annual elections. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D in governance. GMI said in recent years, Bank of America had completed a number of controversial acquisitions, paid out billions in executive bonuses, accepted $35 Billion in emergency funding from the U.S. government, and allowed its former CEO to walk away with $83 million in severance pay. BAC had been accused of misleading investors and had repeatedly ignored shareholder proposals requesting that it take measures to improve its governance policies.

Bank of America was also one of 4 banks which reached a $25 billion settlement with the U.S. government to end an investigation of abusive foreclosure practices stemming from the housing bubble collapse.

In regard to our board of directors Charles Gifford had been negatively flagged by GMI due to his involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Arnold Donald and David Yost were potentially over-committed with seats on 4 company boards each. GMI said not one member of our audit committee had substantial industry knowledge. Not one independent director had expertise in risk management. Our board did not have responsibility for strategic oversight of our company's environmental practices. BAC can give long-term incentive pay to our CEO for below-median performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Cumulative Voting – Proposal 4*

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 08, 2013 11:32 PM Eastern Standard Time
To: Jeffries, Ross E. - Legal
Cc: Ross Jeffries - Bank of America Corporate Secretary; Mareski, Brenda - Legal; Johnston, Erin L - Legal
Subject: Rule 14a-8 Proposal (BAC) tdt

Mr. Jeffries,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 11-8-13	# of pages ▶
To Ross Jeffries	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-409-0350	Fax #	
704-625-4378		

November 8, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since September 9, 2012, you have continuously held at least 500 shares each of, Verizon Communications Com (VZ), Valley national Bancorp Com (VLY), Pepsico Inc Com (PEP), Windstream Holdings Inc Com (WIN), Bristol-Myers Squibb Com (BMY), Baxter International Inc (BAX), Dow Chemical Com (DOW), Bank of America Corp (BAC), and Citigroup Inc (C).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

Bank of America

November 19, 2013

VIA OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bank of America Corporation (the "Company"), which on November 6, 2013, received from you a stockholder proposal entitled "Proposal 4* - Cumulative Voting" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal"). The e-mail you submitted included a letter, dated October 14, 2013, purportedly appointing you and/or your designee as Kenneth Steiner's proxy to submit the Proposal on his behalf pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 (the "Proxy Letter"). However, Rule 14a-8 does not provide for a stockholder to submit a stockholder proposal through the use of a proxy such as that purportedly provided by Mr. Steiner. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. Steiner is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. Steiner must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8.

If instead you are the proponent of the Proposal, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a stockholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 6, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need

to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Further, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

Finally, regardless of whether you or Mr. Steiner is the proponent, we note that the supporting statement accompanying the Proposal purports to summarize statements from GMI Ratings. The source for these assertions is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced report or other source for the statements obtained from GMI Ratings.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 387-4212. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Brian T. Grube
Counsel and Assistant Corporate Secretary

cc: Kenneth Steiner

Enclosures

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 20, 2013 11:38 PM
To: Grube, Brian - Legal
Cc: Mareski, Brenda - Legal
Subject: Rule 14a-8 Proposal (BAC) gmi`

Mr. Grube,
I hope this is useful in regard to GMI. It is from the GMI website.
Please let me know if there is any question.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 26, 2013 7:25 PM
To: Grube, Brian - Legal
Cc: Jeffries, Ross E. - Legal
Subject: Rule 14a-8 Proposal (BAC)

Dear Ms. Grube, Although not believed to be necessary the attachment is provided as a special accommodation to the company.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ross Jeffries
Corporate Secretary
Bank of America Corporation (BAC)
100 N. Tryon St
Charlotte NC 28255
Phone: 704 386-5681
Ross.Jeffries@bankofamerica.com

Post-it® Fax Note 7671	Date 11-26-13	# of pages ▶
To Brian Grube	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16	
Fax # 704-409-0350	Fax #	

Dear Mr. Jeffries,

This is to respond to the company letter within the 14-days specified.
The rule 14a-8 proposal:
[BAC: Rule 14a-8 Proposal, November 5, 2013]
Proposal 4* – Cumulative Voting
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,

Kenneth Steiner

11-26-13
Date

cc:
Brenda Mareski <brenda.mareski@bankofamerica.com>
Erin L.C. Johnston <erin.johnston@bankofamerica.com>
FX: 704-409-0350
FX: 704-625-4378
FX: 980-386-1760
FX: 704-409-0119
Brian Grube <brian.grube@bankofamerica.com>

GIBSON DUNN

EXHIBIT B

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

Office of the CEO
JUN 12 2013

Bryan Moynihan CEO
BofA
Charlotte, NC
Fax 980-

June 12, 2013

Dear Bryan # 388-8277

This is a formal notice to the management of Bank of America that Mrs. Evelyn Y. Davis, who is the owner of 2434 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2014. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Bank of America, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Please acknowledge receipt of this resolution yourself only

EYD.